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                             October 6, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 19 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed September 29,
2023

       Dear Dean Huge:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 19 to Registration Statement on Form F-1

       Unaudited Interim Consolidated Financial Statements
       Consolidated Balance Sheets, page F-23

   1. Refer to the December 31, 2022 balance sheet column and reconcile with the amounts disclosed on the
December 31, 2022 balance sheet shown on page F-3, as we note certain amounts do not agree.
Also, please label all of the columns on the unaudited interim statements of
operations and comprehensive loss, stockholders' equity and cash flows as unaudited, as we note
you have only designated the June 30, 2023 columns as unaudited.
                                                        Further, on page F-36
(Note 10 - Income Taxes), provide a reconciliation of the effective tax rate to statutory
rate for the comparative six months ended June 30, 2022, as your current disclosure
provides the reconciliation for the year ended December 31, 2022.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
October    NameInnovation Beverage Group Ltd
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing